SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2   January 24, 2005 Press Release Announcing Change in Management.



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SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company


By:  /s/ Peter Machin
  ---------------------------------
  Peter Machin
  Chief Financial Officer


Date:  January 24, 2005


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


                                    EXHIBIT 1


  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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


                                    EXHIBIT 2

PRESS RELEASE

                 FUTUREMEDIA PLC ANNOUNCES CHANGE IN MANAGEMENT

BRIGHTON, ENGLAND, 24 JANUARY 2005--Futuremedia Plc (NASDAQSC: FMDAY) has announced today that the Board of Directors has accepted the resignation of Mr. Mats Johansson as Chief Executive Officer. Mr. Johansson has decided that he wishes to take on a new challenge and spend more time with his family. Mr. Johansson will continue to act as an advisor to the Company, and will remain one of the major shareholders.

Mr. Leonard Fertig, currently an independent Director of Futuremedia, has been appointed the new Chief Executive Officer effective Monday January 24, 2005. Mr. Fertig brings to his position a 25-year career as an executive and consultant to communications and media companies. In the 1990's he co-founded and led Central European Media Enterprises (CETV) from a start-up to a NASDAQ-listed Company, which during his tenure reached as high as $800 million market capitalization. During 2002, he served as Chairman of Media Content plc. Earlier in his career, Len Fertig was a cable industry pioneer in the United States, founding and developing a number of leading cable channels. Recently, he has assisted a variety of UK and international businesses in developing new markets and products.

Mr Jan Vandamme, Chairman of Futuremedia, said: "The Members of the Board and myself thank Mats for his excellent contribution in turning the Company around and rapidly growing it into a European provider of fully managed learning solutions and the leading HCI provider in the UK. We wish him success in the future and are pleased to be able to continue to call on his expertise as an advisor.

We are pleased to be in a position to appoint Len Fertig as CEO of Futuremedia and are confident that his experience in managing growth in rapidly developing markets will enhance shareholder value. His focus will be on moving the Company as quickly as possible to profitable operations while maintaining rapid growth. We believe that Mr. Fertig has the know-how, management skills, and vision to guide Futuremedia to the next stage in its development."

Mr. Fertig added, "I believe Futuremedia is well positioned to take advantage of dramatic growth in its core businesses while at the same time strengthening its product lines. We will focus on improving operational efficiencies to turn sales successes into profits, and in doing so provide the engine for additional growth. I am confident in the future of Futuremedia and look forward to the challenges and opportunities ahead."

About Futuremedia

Futuremedia plc (est. 1983) is the European-based e-learning provider with the broadest offering currently available in the UK and Continental European markets. The Company has 20 years experience in providing technology-based solutions in the fast growing e-learning market, and in 2004 became the leading e-Learning participant in the UK's Home Computing Initiative (HCI).

Through the fostering of long term partner relationships with its customers, Futuremedia supplies public and private sector organisations with services and products ranging from learning consultancy, Learning Management Systems, custom made learning programmes, an extensive library of published courseware titles from leading content providers as well as Futuremedia's sophisticated knowledge transfer systems to Human Resources systems allowing for evaluation, needs analysis and follow up of individual employees, tailored to the individual clients' needs.


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The Company uses proven technologies to drive its innovative products: Aktivna,
Futuremedia's full suite of Learning Management Solutions, which in its largest application has a capacity for 240,000 users; E.L.S.A., an interactive learning system using leading edge simulation technologies; and the award-winning Learning For All(TM), a fully hosted service which allows employees to have access to learning at home for the whole family at a cost discounted through corporate buying power and Government tax incentives.

Futuremedia's customers include Britvic, BT, BUPA, Capita, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, ING Direct, the UK National Health Service, Royal Mail, Syngenta, Winterthur Life and a growing number of UK local authorities. The Company is partnered with Fujitsu-Siemens, Microsoft, Thomson NETg and SkillSoft in delivering its products and solutions.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to develop and successfully market new services and products, the risk that customer contracts may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact Information:

Futuremedia plc, Brighton, UK

Len Fertig, CEO, +44-1273-829-700

Annemieke Blondeel, IR for Futuremedia, +44-1308-863-871 ir@futuremedia.co.uk


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